201 N. Franklin St., Suite 100 • Tampa, FL 33602 • (813) 569-7500 • FAX (813) 277-0296

FOIA CONFIDENTIAL TREATMENT REQUESTED BY FLORIDA BANK GROUP, INC. FOR CERTAIN PORTIONS OF THIS LETTER TO INCLUDE RESPONSE NO. 1(b) PURSUANT TO 17 C.F.R. § 200.83.

January 25, 2011

By U.S. Mail and Facsimile to: (703) 813-6983

Kevin W. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Florida Bank Group Inc.

Item 4.02 Form 8-K

Filed January 19, 2011

File No. 000-53813

Dear Mr. Vaughn:

Florida Bank Group, Inc. (“FBG” or “we”) have reviewed your comment letter dated January 21, 2011 sent on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), and we have prepared the responses set forth below in response to your comments. Please note that the version of this letter filed via EDGAR omits confidential information included in the un-redacted version of the letter that was delivered to the Staff and the redactions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”).

We thank you and the Staff in advance for your careful consideration of our response letter. To assist in your review of our response, we have set forth below, in full and in italics, the comments contained in your letter, together with our responses. These responses have been numbered to correspond with the numbered comments set forth in your letter.

1. We note from your Item 4.02 disclosure that your regulators, the Federal Reserve Bank of Atlanta, instructed you to amend and resubmit your call report for the period ended June 30, 20 I 0, and that this regulator-instructed action lead to management's decision to restate your financial statements for the three and six months ended June 30, 2010 and the three and nine months ended September 30, 2010. Further, we note your disclosure in the press release that the impact of the "very restrictive regulatory environment," which apparently resulted in the termination of your merger with Anderen Financial. Please address the following:

a.	Tell us and revise future filings to disclose whether you have any other formal agreements, either with your regulators or with other entities which provide oversight, that are likely to result in material impact to your business operations or financial statements.

Response: As of the date of this response we do not have any formal agreements with our regulators or with any other entity, which provide oversight of us or our subsidiaries, that are likely to result in material impact to our business operations or financial statements. If we were to receive any formal agreements in the future that are appropriate to disclose in our reports, we will include such disclosure in our future filings.

b.	Describe any specific actions, reporting requirements, or other responsibilities you are required to abide by under these agreements, or any informal regulatory agreements which may have a material impact on your business operations or financial statements. Discuss the steps you have taken to date, and provide updated disclosures until all such actions have been satisfactorily concluded.

Response: As mentioned above, we do not have any formal agreements with our regulators or with any other entity, which provide oversight of us or our subsidiaries, that are likely to result in material impact to our business operations or financial statements. [***] (1). In our future filings, we will provide all appropriate updated disclosures regarding the above until all actions have been satisfactorily concluded.

2. We note from your Item 1.02 disclosure that you agreed to terminate the Agreement and Plan of Merger dated as of July 14, 2010 by and among your Company and Anderen Financial Inc. Please tell us and revise future filings to describe in greater detail the specific reasons this merger was terminated.

Response: As disclosed under Item 1.02 of the filing, the Agreement and Plan of Merger (the “Agreement”) between FBG and Anderen Financial, Inc. (“AFI”) was terminated by mutual agreement of both parties as provided in Section 7.1 (a) of the Agreement.

Following the submission of an application for the approval of the merger with AFI to the FRB, our senior management, along with our legal counsel, held informal discussions with senior staff members of the Board of Governors of the Federal Reserve System and the FRB who indicated that approval of FBG’s application was unlikely at that time. This information was conveyed to our Board of Directors who determined that we should withdraw the application and terminate the Agreement. After we conveyed our Board of Directors’ determination to AFI, the two parties agreed to mutually terminate the Agreement.

(1)

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Closing Comments

FBG hereby acknowledges that:

•	FBG is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FBG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we do not believe that an amendment is appropriate because we feel that we have appropriately addressed any concerns you might have through our responses above which specifically address all your comments and that there are no appreciable benefits to our shareholders that will be derived by amending the filing.

If you should have any further questions or comments regarding this submission, please contact John Garthwaite, Chief Financial Officer, at (813) 223-0056.

Sincerely,

/s/ JOHN R. GARTHWAITE

John R. Garthwaite
Executive Vice President and Chief Financial Officer

JG: gf

cc:	Michael Reed, Esq.

DLA Piper LLP

(By facsimile)

Kurt W. Casebolt

Federal Reserve Bank of Atlanta

John G. Alcorn

Florida Office of Financial Regulation

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